[redacted]

SECU 08031278 ...MMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response ... 12.00

BEST AVAILABLE COPY

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Evercore Group L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 EAST 52ND STREET
(No. and Street)

w York	New York	10155
(City)	(State)	(Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ul Pensa — 212-822-7573
(Area Code - Telephone No.)

. ACCOUNTANT IDENTIFICATION

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

February 25, 2008

STATE OF NEW YORK
COUNTY OF NEW YORK

I, Paul Pensa, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Evercore Group L.L.C. (hereafter referred to as the "Company") for the year ended December 31, 2007, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Pensa
Chief Financial Officer

Subscribed and sworn to before me
this 25th day of February, 2008

NOTARY PUBLIC

ANGELO LIMBERIS
Notary Public - State of New York
NO. 01LI6143507
Qualified in Bronx County
My Commission Expires 4/10/10

EVERCORE GROUP L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$35,952,545
Accounts receivable (net of allowances of $250,000)	42,554,512
Due from affiliates	60,176
TOTAL ASSETS	$78,567,233

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Due to affiliates	$18,013,872
Deferred revenue	282,310
Total liabilities	18,296,182
MEMBER'S EQUITY	60,271,051
TOTAL LIABILITIES AND MEMBER'S EQUITY	$78,567,233

See notes to financial statements.

END